Exhibit 99.3

Management’s Responsibility for the Financial Statements
The accompanying consolidated financial statements have been prepared by the Company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the Company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the Company. In addition, the Company maintains an internal audit function that conducts periodic audits of the Company’s operations.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout the Management’s Discussion and Analysis is generally consistent with the information contained in the accompanying consolidated financial statements.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the Company, and who are independent of the Company’s controlling shareholder. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER C. WIJNBERGEN	ROBIN E. LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada
January 31, 2019

Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Norbord Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Norbord Inc. (the Company) as of December 31, 2018 and December 31, 2017, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated January 31, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2007.
/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
January 31, 2019

Exhibit 99.3

Management’s Report on Internal Control over Financial Statements
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 and management believes that the Company’s internal control over financial reporting is operating effectively. Management’s assessment was based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, is designed and operating effectively.
Norbord's internal control over financial reporting as of December 31, 2018, has been audited by KPMG LLP, the Independent Registered Public Accounting Firm, who also audited Norbord's consolidated financial statements for the year ended December 31, 2018. As stated in the Report of Independent Registered Public Accounting Firm, KPMG LLP expressed an unqualitifed opinion on the effectiveness of Norbord's internal control over financial reporting as of December 31, 2018.

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER C. WIJNBERGEN	ROBIN E. LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada
January 31, 2019

Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Shareholders and Board of Directors
Norbord Inc.:
Opinion on Internal Control over Financial Reporting
We have audited Norbord Inc.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated January 31, 2019 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report on Form 40-F under the section entitled “Certifications and Disclosures Regarding Controls and Procedures”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
January 31, 2019

Exhibit 99.3

Consolidated Balance Sheets

(US $ millions)	Note	Dec 31, 2018	Dec 31, 2017
Assets
Current assets
Cash and cash equivalents		$128	$241
Accounts receivable	3	149	174
Taxes receivable		—	1
Inventory	4	220	224
Prepaids		12	11
		509	651
Non-current assets
Property, plant and equipment	5	1,402	1,421
Intangible assets	6	20	24
Deferred income tax assets	13	6	4
Other assets	7	5	3
		1,433	1,452
		$1,942	$2,103
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$293	$282
Accrued liability under ASPP	14	42	—
Taxes payable		28	74
		363	356
Non-current liabilities
Long-term debt	8	550	548
Other liabilities	9	34	29
Deferred income tax liabilities	13	172	151
		756	728
Shareholders’ equity		823	1,019
		$1,942	$2,103
(See accompanying notes)
Commitments and Contingencies (note 19)
Subsequent Events (notes 3, 14)
On behalf of the Board:

/s/ Peter Gordon	/s/ Peter Wijnbergen
J. PETER GORDON	PETER C. WIJNBERGEN
Chair	President and Chief Executive Officer

Exhibit 99.3

Consolidated Statements of Earnings

Years ended December 31, (US $ millions, except per share information)	Note	2018	2017
Sales	21	$2,424	$2,177
Cost of sales		(1,686)	(1,499)
General and administrative expenses		(18)	(10)
Depreciation and amortization	21	(134)	(107)
Loss on disposal of assets, net	4, 5	(2)	(12)
Impairment of assets	5	(80)	—
Operating income		504	549
Non-operating expense:
Finance costs	12	(37)	(32)
Interest income	12	4	—
Earnings before income tax		471	517
Income tax expense	13	(100)	(81)
Earnings		$371	$436
Earnings per common share	15
Basic		$4.29	$5.06
Diluted		4.27	5.03
(See accompanying notes)
Consolidated Statements of Comprehensive Income

Years ended December 31, (US $ millions)	Note	2018	2017
Earnings		$371	$436
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	10, 13	—	(3)
Items that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	13	(21)	29
Other comprehensive (loss) income, net of tax		(21)	26
Comprehensive income		$350	$462
(See accompanying notes)

Exhibit 99.3

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, (US $ millions)	Note	2018	2017
Share capital
Balance, beginning of year		$1,350	$1,341
Issue of common shares upon exercise of options and DRIP	14	11	9
Common shares repurchased and cancelled	14	(57)	—
Common shares to be repurchased and cancelled under ASPP	14	(24)	—
Balance, end of year		$1,280	$1,350
Merger reserve	14	$(96)	$(96)
Contributed surplus
Balance, beginning of year		$8	$9
Stock-based compensation	14	1	1
Stock options exercised	14	(1)	(2)
Common shares repurchased and cancelled	14	(4)	—
Balance, end of year		$4	$8
Retained deficit
Balance, beginning of year		$(67)	$(402)
Earnings		371	436
Common share dividends		(417)	(101)
Common shares repurchased and cancelled	14	(37)	—
Common shares to be repurchased and cancelled under ASPP	14	(18)	—
Balance, end of year(i)		$(168)	$(67)
Accumulated other comprehensive loss
Balance, beginning of year		$(176)	$(202)
Other comprehensive (loss) income		(21)	26
Balance, end of year	14	$(197)	$(176)
Shareholders’ equity		$823	$1,019
(See accompanying notes)

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	14	$(263)	$(263)
All other retained earnings		95	196
		$(168)	$(67)

Exhibit 99.3

Consolidated Statements of Cash Flows

Years ended December 31, (US $ millions)	Note	2018	2017
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$371	$436
Items not affecting cash:
Depreciation and amortization	5, 6	134	107
Deferred income tax	13	19	(9)
Impairment of assets	5	80	—
Loss on disposal of assets, net	4, 5	2	12
Other items	16	(5)	(8)
		601	538
Net change in non-cash operating working capital balances	16	52	(18)
Net change in taxes receivable and taxes payable		(45)	88
		608	608
Investing activities
Investment in property, plant and equipment		(210)	(240)
Investment in intangible assets		(1)	(4)
		(211)	(244)
Financing activities
Common share dividends paid		(411)	(101)
Repayment of debt		—	(200)
Repurchase of common shares	14	(98)	—
Issue of common shares	14	4	7
		(505)	(294)
Foreign exchange revaluation on cash and cash equivalents held		(5)	10
Cash and cash equivalents
(Decrease) increase during year		(113)	80
Balance, beginning of year		241	161
Balance, end of year		$128	$241
(See accompanying notes, including note 16 for supplemental cash flow information)

Exhibit 99.3

Notes to the Consolidated Financial Statements
(in US $, unless otherwise noted)
In these consolidated financial statement notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of holding a significant equity interest in the Company.
At year-end, Brookfield's interest was approximately 42% of the outstanding common shares of the Company. Subsequent to year-end, Brookfield's interest increased to approximately 43% as a result of the Company repurchasing its common shares under an automatic share purchase plan (ASPP) under its Normal Course Issuer Bid (NCIB) (note 14).
NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY
Norbord is an international producer of wood-based panels with 17 mills in the United States (US), Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)      Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with Interpretations of the International Financial Reporting Interpretations Committee. These financial statements were authorized for issuance by the Board of Directors of the Company on January 31, 2019.
(b)      Basis of Presentation
These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.
(c)      Basis of Measurement
These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value (as described in note 18) and certain long-lived assets measured at fair value for impairment assessments (as described in note 5).
(d)      Functional and Presentation Currency
The US dollar is the presentation currency of the Company. Each of the Company’s subsidiaries determines its functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of North American operations is the US dollar and the functional currency of European operations is the Pound Sterling.
(e)      Foreign Currency Translation
Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in other comprehensive income (OCI). Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments, if any, in these operations are reported in the same manner.
Foreign currency-denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as general and administrative expenses, with the exception of gains and losses on translation of foreign currency-denominated deferred tax assets and liabilities, taxes payable and receivable, and investment tax credit receivable, if any. Gains and losses on these items are included in earnings and reported as income tax expense. Gains or losses on transactions that economically hedge these items are also included in earnings. Foreign currency-denominated revenue and expenses are translated at average rates during the period. Foreign currency-denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign exchange gains or losses arising from intercompany loans to foreign operations, the settlement of which is neither

Exhibit 99.3

planned nor likely to occur in the foreseeable future and which in substance are considered to form part of the net investment in the foreign operation, are recognized in OCI.
(f)      Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits, as well as investment-grade money market securities and bank term deposits with maturities of 90 days or less from the date of purchase. Cash and cash equivalents are recorded at fair value.
(g)      Inventories
Inventories of finished goods, raw materials and operating and maintenance supplies are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour and an allocation of overhead.
(h)      Property, Plant and Equipment
Property, plant and equipment is recorded at cost less accumulated depreciation. Borrowing costs are included as part of the cost of a qualifying asset. Property and plant includes land and buildings. Buildings are depreciated on a straight-line basis over 20 to 40 years. Production equipment is depreciated using the units-of-production method. This method amortizes the cost of equipment over the estimated units to be produced during its estimated useful life, which ranges from 10 to 25 years. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over their useful lives. These periods are assessed at least annually to ensure that they continue to approximate the useful lives of the related assets.
Property, plant and equipment is tested for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the asset or group of assets compared directly to the higher of fair value less costs of disposal and value in use. Fair value is measured at the sale price of the asset or group of assets in an arm’s length transaction. Value in use is based on the cash flows of the asset or group of assets, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The projection of future cash flows takes into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss exists, it is recorded against earnings. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of its recoverable amount and the carrying value that would have remained had no impairment loss been recognized previously. IFRS requires such reversals to be recognized in earnings if certain criteria are met.
(i)      Intangible Assets
Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized in accordance with the substance of the agreements (either on a straight-line basis or based on the volume of timber harvested). Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount is less than the recoverable amount, the intangible assets would be reviewed for impairment as described in note 2(h) above.
(j)      Employee Future Benefits
Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord’s defined benefit pension plans are generally based on an employee’s length of service and final five years’ salary. The plans do not provide for indexation of benefit payments.
The measurement date for all defined benefit pension plans is December 31. The obligations associated with Norbord’s defined benefit pension plans are actuarially valued using the projected unit credit method, management’s best estimate assumptions for salary escalation, inflation and life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability and any plans with assets in excess of obligations are recorded as an asset. All actuarial gains or losses are recognized immediately through OCI.

Exhibit 99.3

(k)      Financial Instruments
The Company periodically utilizes derivative financial instruments solely to manage its foreign currency, interest rate and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed to ensure that the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investments or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative, or in other liabilities if there is an unrealized loss on the derivative.
The fair values of the Company’s derivative financial instruments, if any, are determined by using observable market inputs for similar assets and liabilities. These fair values reflect the estimated amount that the Company would have paid or received if required to settle all outstanding contracts at period-end. The fair value measurements of the Company’s derivative financial instruments are classified as Level 2 of a three-level hierarchy, as fair value of these derivative instruments has been determined based on observable market inputs. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows.
The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. However, the Company’s Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.
The carrying value of the Company’s non-derivative financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.
(l)      Debt Issue Costs
The Company accounts for transaction costs that are directly attributable to the issuance of long-term debt by deducting such costs from the carrying amount of the long-term debt. The capitalized transaction costs are amortized to interest expense over the term of the related long-term debt using the effective interest rate method.
(m)      Income Taxes
The Company uses the asset and liability method of accounting for income taxes and provides for temporary differences between the tax basis and carrying amounts of assets and liabilities. Accordingly, deferred tax assets and liabilities are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. In addition, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the year of enactment or substantive enactment. Current and deferred income taxes relating to items recognized directly in other comprehensive income are also recognized directly in other comprehensive income. The Company assesses recoverability of deferred tax assets based on the Company’s estimates and assumptions. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. Previously unrecognized tax assets are recognized to the extent that it has become probable that future taxable profit will support their realization, or derecognized to the extent it is no longer probable that the tax assets will be recovered.
The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from the functional currency. Translation gains or losses arising on the remeasurement of these items at current exchange rates versus historic exchange rates give rise to a temporary difference for which a deferred tax asset or liability and deferred tax expense (recovery) is recorded.
(n)      Share-based Payments
The Company issues both equity-settled and cash-settled share-based awards to certain employees, officers and Directors. Both types of awards are accounted for using the fair value method.
Equity-settled share-based awards are issued in the form of stock options that vest evenly over a five-year period. The fair value of the awards on the grant date is determined using a fair value model (Black-Scholes option pricing model). Each tranche of the award is considered to be a separate grant based on its respective vesting period. The fair value of each tranche is determined separately on the date of grant and recognized as compensation expense, net of forfeiture estimate, over the term of its respective vesting period, with a corresponding increase to contributed surplus. Upon exercise of the award, the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received.

Exhibit 99.3

Cash-settled share-based awards are issued in the form of restricted stock units (RSUs) and deferred stock units (DSUs). The fair value of the liability for RSUs is determined using the Black-Scholes option pricing model. The liabilities for the DSUs are fair valued using the closing price of the Company’s common shares on the grant date. DSUs are initially measured at fair value at the grant date, and subsequently remeasured to fair value at each reporting date until settlement. The liability related to cash-settled awards is recorded in other liabilities.
(o)      Revenue Recognition
Revenue is recognized when control of the goods has transferred to the purchaser and collectibility is reasonably assured. This is generally when goods are shipped, which is also when the performance obligations have been fulfilled under either the terms of the related sales contract or standard industry terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. Revenues are recorded net of discounts and incentives but inclusive of freight. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.
(p)      Government Grants
Government grants relating to the acquisition of property, plant and equipment are recorded as a reduction of the cost of the asset to which it relates, with any depreciation calculated on the net amount over the related asset’s useful life. Government grants relating to income or for the reimbursement of costs are recognized in earnings in the period they become receivable and deducted against the costs for which the grants were intended to compensate.
(q)      Impairment of Non-Derivative Financial Assets
The credit risk of financial assets not classified at fair value through profit or loss is assessed at each reporting date. When the credit risk of a financial asset has increased, a provision for expected credit losses will be recorded and recognized in earnings.
(r)      Measurements of Fair Value
A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.
The Company has an established framework with respect to the measurement of fair values. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from these sources to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy at which such valuations should be classified.
When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique, as follows:

Level 1	–	unadjusted quoted prices available in active markets for identical assets or liabilities;
Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	–	inputs for the asset or liability that are not based on observable market data (unobservable inputs).
(s)      Critical Judgements and Estimates
The preparation of the consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect: the reported amounts of assets, liabilities, revenues and expenses; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. Such differences in estimates are recognized when realized on a prospective basis.
In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

Exhibit 99.3

A.    Judgements
Management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)Functional Currency
The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine their functional currency.
(ii)Income Taxes
In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgements are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s earnings or cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions. To the extent that a recognition or derecognition of a deferred tax asset or liability is required, current period earnings or OCI will be affected.
B.    Estimates
Significant assumptions and estimates used in determining the recorded amounts for assets, liabilities, revenues and expenses in the consolidated financial statements for the year ended December 31, 2018 are:

(i)	Inventory
The Company estimates the net realizable value of its finished goods and raw materials inventory using estimates regarding future selling prices. The net realizable value of operating and maintenance supplies inventory uses estimates regarding replacement costs.

(ii)	Property, Plant and Equipment and Intangible Assets
When indicators of impairment are present and the recoverable amount of property, plant and equipment and intangible assets need to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; future raw materials availability; maintenance and other capital expenditures; discount rates; tax rates and undepreciated capital cost of assets for tax purposes; useful lives; and residual values.

(iii)	Employee Benefit Plans
The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(iv)	Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.
Deferred income tax assets are recognized for all deductible temporary differences and carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(v)	Financial Instruments
The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

Exhibit 99.3

(t) Changes in Accounting Policies

(i)	Financial Instruments
In July 2014, the International Accounting Standards Board (IASB) issued the final publication of IFRS 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 became effective for Norbord on January 1, 2018 and did not have a material impact on its consolidated financial statements.

(ii)	Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. IFRS 15 and the related amendments became effective for Norbord on January 1, 2018 and did not have a material impact on its consolidated financial statements. The accounting policy has been updated accordingly (note 2(o)).

(iii)	Share-based Payment
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash settled to equity settled. The amendment became effective for Norbord on January 1, 2018 and did not have an impact on its consolidated financial statements.

(iv)	Foreign Currency Transactions and Advance Consideration
In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The interpretation addresses how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. IFRIC 22 became effective for Norbord on January 1, 2018 and did not have a material impact on its consolidated financial statements.
(u) Future Changes in Accounting Policies
(i)Leases
In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion related to short-term and low value leases are met. Norbord intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019 using a modified retrospective approach with the cumulative effect of adopting IFRS 16 recognized as an adjustment to opening retained earnings as at January 1, 2019. Comparative information will not be restated.
Norbord has completed an assessment of the impact on its consolidated financial statements including an inventory of all outstanding leases, the impact of applying selected practical expedients and recognition exemptions, and selecting a software tool for calculating and maintaining Norbord's lease arrangements. Based on this assessment, Norbord expects to recognize new assets (right-of-use assets) and liabilities (lease liabilities) for its operating leases of property and equipment of approximately $20 million to $25 million. In addition, the nature of expenses related to these leases will now change because IFRS 16 replaces the straightline operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No significant impact is expected on Norbord's financial covenant calculations (note 8). No impact is expected for Norbord’s existing finance leases.
(ii)Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective for the annual period beginning on January 1, 2019. Norbord does not expect IFRIC 23 to have any impact on its consolidated financial statements.

Exhibit 99.3

(iii)Financial Instruments
In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments are effective for the annual period beginning on January 1, 2019, and clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. Norbord has assessed its financial instruments and does not expect these amendments to have any impact on its consolidated financial statements.
(iv)Employee Benefits
In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments are effective for the annual period beginning on January 1, 2019 and clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. Norbord does not expect these amendments to have any impact on its consolidated financial statements upon adoption.
NOTE 3. ACCOUNTS RECEIVABLE
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At year-end, Norbord had transferred but continued to recognize $123 million (December 31, 2017 – $153 million) in trade accounts receivable, and Norbord recorded drawings of $nil as other long-term debt (December 31, 2017 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred and timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 17). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. For the year, there were no utilization charges on drawings (2017 – utilization charges ranged from 1.5% to 2.6%).
The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at January 31, 2019, Norbord’s ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).
NOTE 4. INVENTORY

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Raw materials	$72	$68
Finished goods	69	74
Operating and maintenance supplies	79	82
	$220	$224
At year-end, the provision to reflect inventories at the lower of cost and net realizable value was $20 million (December 31, 2017 – $14 million). A portion of the change in inventory provision of $2 million (2017 – $4 million) has been recognized in loss on disposal of assets on the statement of earnings. The remaining change in inventory provision of $4 million (2017 – $nil) has been included in cost of sales.

Exhibit 99.3

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
December 31, 2016	$12	$311	$1,283	$136	$1,742
Additions(1)	—	—	1	252	253
Disposals	—	(2)	(16)	—	(18)
Transfers	—	31	268	(299)	—
Effect of foreign exchange	—	3	13	9	25
December 31, 2017	12	343	1,549	98	2,002
Additions(2)	—	—	—	204	204
Disposals	—	—	(19)	—	(19)
Impairment	—	(25)	(55)	—	(80)
Transfers	—	36	178	(212)	2
Effect of foreign exchange	—	(4)	(20)	5	(19)
December 31, 2018	$12	$350	$1,633	$95	$2,090
Accumulated depreciation
December 31, 2016	$—	$100	$380	$—	$480
Depreciation	—	17	88	—	105
Disposals	—	—	(10)	—	(10)
Effect of foreign exchange	—	1	5	—	6
December 31, 2017	—	118	463	—	581
Depreciation	—	19	112	—	131
Disposals	—	—	(19)	—	(19)
Effect of foreign exchange	—	(1)	(4)	—	(5)
December 31, 2018	$—	$136	$552	$—	$688
Net
December 31, 2017	$12	$225	$1,086	$98	$1,421
December 31, 2018	12	214	1,081	95	1,402

(1)	Net of government grants of $13 million received related to the Inverness expansion project.

(2)	Net of government grants of less than $1 million received related to the Chambord project.
In 2018, an impairment loss of $80 million was recorded with respect to the Company's mill in 100 Mile House, British Columbia reflecting the reduction in the annual allowable cut (timber allowed to be harvested from Crown lands each year) starting in 2019 and the longer-term trend of high wood costs in the region. The recoverable amount of this cash-generating unit's (CGU) assets has been determined based on fair value less costs of disposal. The recoverable amount is categorized as Level 3 fair value measure.

The fair value less costs of disposal calculations use discounted cash flow projections that employ the following the key assumptions as outlined in note 2(s). The Company considers a range of reasonably possible amounts to use for key assumptions and decides upon amounts that represent management’s best estimates. In the normal course, the Company makes changes to key assumptions so that they reflect current (at time of test) economic conditions, updates of historical information used to develop the key assumptions and changes (if any) in the Company's debt ratings. The key assumptions for cash flow projections are based upon approved financial forecasts and are discounted at a consolidated after-tax notional rate of 9.9%.
In 2018, interest costs of $nil (2017 – $7 million) were capitalized and included in the cost of qualifying assets within additions.

Exhibit 99.3

NOTE 6. INTANGIBLE ASSETS

(US $ millions)	Cost	Accumulated Amortization	Net Book Value
December 31, 2016	$39	$(17)	$22
Additions	4	(2)	2
Effect of foreign exchange	1	(1)	—
December 31, 2017	44	(20)	24
Additions	1	(3)	(2)
Effect of foreign exchange	(2)	—	(2)
December 31, 2018	$43	$(23)	$20
NOTE 7. OTHER ASSETS

(US $ millions)	Note	Dec 31, 2018	Dec 31, 2017
Defined benefit pension asset	10	$4	$2
Unrealized monetary hedge gain	18	—	1
Other		1	—
		$5	$3
NOTE 8. LONG-TERM DEBT

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Principal value
5.375% senior secured notes due December 2020	$240	$240
6.25% senior secured notes due April 2023	315	315
	555	555
Less: Unamortized debt issue costs	(5)	(7)
	$550	$548
Maturities of long-term debt are as follows:

(US $ millions)	2019	2020	2021	2022	2023	Thereafter	Total
Maturities of long-term debt	$—	$240	$—	$—	$315	$—	$555
As at December 31, 2018, the weighted average effective interest rate on the Company’s debt-related obligations was 5.9% (2017 – 5.9%).
Senior Secured Notes Due 2020
The Company’s senior secured notes due in December 2020 bear a fixed interest rate of 5.375%. The notes rank pari passu with the Company’s existing senior secured notes due in 2023 and committed revolving bank lines.
Senior Secured Notes Due 2023
The Company’s senior secured notes due in April 2023 bear a fixed interest rate of 6.25%. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and committed revolving bank lines.
Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2020 and 2023 senior secured notes.
At year-end, none (2017 – none) of the revolving bank lines were drawn as cash, $8 million (2017 – $19 million) was utilized for letters of credit and guarantees and $237 million (2017 – $226 million) was available to support short-term liquidity requirements.

Exhibit 99.3

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis (note 17), of 65%. The Company was in compliance with the financial covenants at year-end.
Debt Issue Costs
Finance expense related to amortization of debt issue costs for 2018 was $2 million (2017 – $2 million).
NOTE 9. OTHER LIABILITIES

(US $ millions)	Note	Dec 31, 2018	Dec 31, 2017
Defined benefit pension obligation	10	$20	$20
Accrued employee benefits	14	6	6
Reforestation obligation		2	2
Unrealized monetary hedge loss	18	3	—
Other		3	1
		$34	$29
NOTE 10. EMPLOYEE BENEFIT PLANS
Pension Plans
Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. All of Norbord’s pension plans are up-to-date on their actuarial valuations in accordance with regulatory requirements.
Information about Norbord’s defined benefit pension obligations and assets is as follows:

(US $ millions)	2018	2017
Change in accrued benefit obligation during the year
Accrued benefit obligation, beginning of year	$167	$152
Current service cost	3	3
Interest on accrued benefit obligation	6	6
Benefits paid	(11)	(12)
Net actuarial (gain) loss arising from changes to:
Demographic assumptions	(1)	—
Financial assumptions	(6)	7
Foreign currency exchange rate impact	(14)	11
Accrued benefit obligation, end of year(1)	$144	$167
Change in plan assets during the year
Plan assets, beginning of year	$149	$134
Interest income	5	5
Remeasurement (losses) gains:
Return on plan assets (excluding interest income)	(9)	5
Employer contributions	6	7
Benefits paid	(11)	(12)
Administrative expenses	—	—
Foreign currency exchange rate impact	(12)	10
Plan assets, end of year(1)	$128	$149
Funded status
Accrued benefit obligation	$144	$167
Plan assets	(128)	(149)
Accrued benefit obligation in excess of plan assets(1)	$16	$18

(1)	All plans have accrued benefit obligations in excess of plan assets with the exception of the UK plan, which has been presented as other assets.

Exhibit 99.3

The components of benefit expense recognized in the statement of earnings are as follows:

(US $ millions)	2018	2017
Current service cost	$3	$3
Interest cost	1	1
Net periodic pension expense	$4	$4
The significant weighted average actuarial assumptions are as follows:

	2018	2017
Used in calculation of accrued benefit obligation, end of year
Discount rate	3.7%	3.4%
Rate of compensation increase	2.6%	2.9%
Used in calculation of net periodic pension expense for the year
Discount rate	3.2%	3.7%
Rate of compensation increase	2.6%	2.9%
The impact of a change to the significant actuarial assumptions on the accrued benefit obligation as at December 31, 2018 is as follows:

(US $ millions)	Increase	Decrease
Discount rate (0.5% change)	$(10)	$11
Compensation rate (1.0% change)	2	(2)
Future life expectancy (1 year movement)	3	(3)
Retirement age (1 year movement)	(2)	—
The weighted average asset allocation of Norbord’s defined benefit pension plan assets is as follows:

	Dec 31, 2018	Dec 31, 2017
Asset category
Equity investments	45%	55%
Fixed income investments	54%	45%
Cash	1%	—%
Total assets	100%	100%
Cost of sales and general and administrative expenses include $13 million (2017 – $12 million) related to contributions to Norbord’s defined contribution pension plans.
NOTE 11. EMPLOYEE COMPENSATION AND BENEFITS
Included in cost of sales and general and administrative expenses are the following:

(US $ millions)	2018	2017
Short-term employee compensation and benefits	$216	$203
Long-term employee compensation and benefits	33	32
Share-based compensation	4	2
	$253	$237

Exhibit 99.3

NOTE 12. FINANCE COSTS AND INTEREST INCOME
The components of finance costs were as follows:

(US $ millions)	2018	2017
Interest on long-term debt(1)	$33	$27
Interest on other long-term debt	—	1
Amortization of debt issue costs	2	2
Revolving bank lines fees and other	1	1
	36	31
Net interest expense on net pension obligation	1	1
Total finance costs	$37	$32

(1)	Net of capitalized interest of $7 million for 2017 (note 5).
Interest income consists of income earned on cash and cash equivalents.
NOTE 13. INCOME TAX
Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts used for income tax purposes.
The source of deferred income tax balances are as follows:

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Property, plant and equipment, differences in basis	$(187)	$(200)
Benefit of tax loss carryforwards	12	38
Other temporary differences in basis	9	15
Net deferred income tax liabilities	$(166)	$(147)

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Deferred income tax assets	$6	$4
Deferred income tax liabilities	(172)	(151)
Net deferred income tax liabilities	$(166)	$(147)
As at December 31, 2018, the Company had the following tax losses available for carry forward:

	Amount (millions)	Latest Expiry Year
Tax loss carryforwards
Canada – capital loss	C$126	Indefinite
Canada – non-capital loss	C$19	2037
Belgium – trading loss	€32	Indefinite
United Kingdom – non-trading loss	£1	Indefinite
The loss carryforwards may be utilized before expiry to eliminate cash taxes otherwise payable. Certain benefits relating to the above losses have been included in deferred income tax assets in the consolidated financial statements. At each balance sheet date, the Company reviews its deferred income tax assets and recognizes amounts that, in the judgement of management, are probable to be utilized. During the year, the Company recognized $4 million in net deferred tax assets (2017 – $14 million) relating to prior years’ losses and temporary differences. The Company also recognized no net deferred tax liabilities (2017 – $2 million net deferred tax liabilities) related to items which were recorded in OCI. Of the total tax losses noted, the Company has not recognized €19 million (2017 – €23 million) loss carryforwards in Belgium and C $126 million (2017 – C $126 million) capital loss carryforwards in Canada.

Exhibit 99.3

In addition, the Company has not recognized the following tax attributes:

(US $ millions)
United States – State tax loss (2021–2037)(1)	$199
United States – State tax credits (2019–2026)	59

(1)	Aggregate loss from the states where Norbord's mills are located, excluding Texas.
The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2018 is $843 million (December 31, 2017 – $869 million).
Income tax expense recognized in the statement of earnings comprises the following:

(US $ millions)	2018	2017
Current income tax expense	$81	$90
Deferred income tax expense (recovery)	19	(9)
Income tax expense	$100	$81
As a result of the US tax reform legislation enacted in December 2017, the Company recognized a net income tax recovery in 2017 of $35 million due to the impact of the US federal tax rate reduction from 35% to 21% on the remeasurement of deferred tax assets and liabilities. The income tax expense is calculated as follows:

(US $ millions)	2018	2017
Earnings before income tax	$471	$517
Income tax expense at combined Canadian federal and provincial statutory rate of 26% (2017 – 27%)	122	140
Effect of:
Change in tax rates and new legislation	—	(35)
Rate differences on foreign activities	(14)	(12)
Recognition of the benefit of prior years’ tax losses and other deferred tax assets	(4)	(14)
Remeasurement of deferred tax liabilities, net	(3)	—
Non-recognition of deferred tax assets relating to foreign exchange gain	—	1
Other	(1)	1
Income tax expense	$100	$81
Income tax expense recognized in the statement of comprehensive income comprises the following:
(US $ millions)	2018	2017
Actuarial loss on post-employment obligation	$—	$(3)
Tax	—	—
Net of tax	$—	$(3)
Foreign currency translation (loss) gain on foreign operations	$(21)	$31
Tax	—	(2)
Net of tax	$(21)	$29

Exhibit 99.3

NOTE 14. SHAREHOLDERS’ EQUITY
Share Capital

	2018		2017
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of year	86.4	$1,350	85.8	$1,341
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.5	11	0.6	9
Shares repurchased and cancelled in 2018	(3.6)	(57)	—	—
Shares repurchased in 2018 and cancelled in 2019	(0.2)	(2)	—	—
Shares to be repurchased and cancelled under ASPP in 2019	(1.4)	(22)	—	—
Common shares outstanding, end of year	81.7	$1,280	86.4	$1,350
As at December 31, 2018, the authorized capital stock of the Company is as follows: an unlimited number of Class A and Class B preferred shares, an unlimited number of non-voting participating shares and an unlimited number of common shares.
Normal Course Issuer Bid Program
In October 2018, the Company renewed its Normal Course Issuer Bid (NCIB) in accordance with Toronto Stock Exchange (TSX) rules. Under the NCIB, the Company may purchase up to 5,191,965 of its common shares, representing 10% of Norbord’s public float of 51,919,654 as of October 22, 2018, pursuant to TSX rules (a total of 86,387,210 common shares were issued and outstanding as of such date). Daily purchases of common shares may not exceed 79,704 subject to the Company’s ability to make “block” purchases under the rules of the TSX.

During the year, the Company repurchased and cancelled 3.6 million common shares under its current NCIB program for a total cost of $98 million. Of the total cost, $57 million represents a reduction in share capital, $4 million was charged to contributed surplus and the remaining $37 million was charged to retained earnings. As at December 31, 2018, an additional 0.2 million shares had been purchased but not yet cancelled and $4 million related to these shares was included in accrued liabilities.

In December 2018, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period. As at December 31, 2018, an obligation for the future repurchase of shares under the ASPP of $38 million has been recognized in accrued liabilities. In January 2019, the Company repurchased and cancelled an additional 1.4 million shares under the ASPP and the Company has now exhausted the current NCIB limit with a total of 5.2 million shares purchased for $140 million.

Purchases were made on the open market by the Company through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that the Company paid for any such common shares was the market price of such shares at the time of acquisition.Common shares purchased under the NCIB were cancelled.

Under its prior bid that commenced on November 3, 2017 and expired on November 2, 2018, Norbord previously sought and received approval from the TSX to repurchase up to 5,142,773 common shares. Norbord did not acquire any common shares under such bid.
Dividend Reinvestment Plan
During the year, $6 million of dividends were reinvested in common shares (2017 – less than $1 million).
Merger Reserve
On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The Company elected not to account for this transaction as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance and the book value of Ainsworth’s net assets exchanged.

Exhibit 99.3

Contributed Surplus
Contributed surplus at December 31, 2018 and 2017 comprises amounts related to compensation expense on stock options issued under the Company’s stock option plan.
Share-based Payments
Stock Options

	2018		2017
	Options (millions)	Weighted Average Exercise Price (C $)	Options (millions)	Weighted Average Exercise Price (C $)
Balance, beginning of year	1.4	$27.23	1.8	$25.28
Options granted	0.5	40.33	0.2	34.96
Options exercised	(0.3)	19.83	(0.6)	15.16
Balance, end of year	1.6	$31.02	1.4	$27.23
Exercisable at year-end	0.6	$23.84	0.8	$25.03
Under the Company’s stock option plan, the Board of Directors may issue stock options to certain employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. During the year, 0.5 million stock options were granted (2017 – 0.2 million stock options) and a stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2017 – $1 million).
The table below outlines the significant assumptions used during the year to estimate the fair value of options granted:

	2018	2017
Risk-free interest rate	2.3%	1.1%
Expected volatility	30%	30%
Dividend yield	6.0%	1.1%
Expected option life (years)	5	5
Share price (in Canadian dollars)	$39.40	$37.72
Exercise price (in Canadian dollars)	$40.33	$34.96
Weighted average fair value per option granted (in Canadian dollars)	$4.03	$7.47
In 2018, 0.3 million common shares (2017 – 0.6 million common shares) were issued as a result of options exercised under the stock option plan for total cash proceeds of $4 million (2017 – $7 million) plus $1 million (2017 – $2 million) representing the vested fair value of the stock options. The weighted average share price on the date of exercise for 2018 was C $48.66 (2017 – C $41.89).

Exhibit 99.3

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the stock options outstanding at December 31, 2018:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (C $)	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C $)	Options	Weighted Average Exercise Price (C $)
$6.50–$10.00	58,000	3.09	$9.96	58,000	$9.96
$10.01–$15.00	87,362	1.93	14.40	87,362	14.40
$15.01–$20.00	88,210	1.25	18.00	88,210	18.00
$20.01–$25.00	8,107	5.45	21.44	8,107	21.44
$25.01–$30.00	379,000	6.58	27.13	189,000	27.05
$30.01–$35.00	406,196	6.31	32.52	211,696	31.19
$35.01–$40.00	335,000	9.87	36.56	—	—
$45.01–$50.00	190,000	9.11	46.35	—	—
	1,551,875	6.83	$31.02	642,375	$23.84
Restricted and Deferred Stock Units
The Company has a Restricted Stock Unit (RSU) Plan for designated employees of the Company and its subsidiaries. An RSU is a unit equivalent in value to a common share. Units credited under this plan vest equally over three years. Vested amounts are paid in cash within 30 days of the vesting date. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.
The Company also has a Deferred Common Share Unit (DSU) Plan for senior management and Directors. A DSU is a unit equivalent in value to a common share. Following the participant’s termination of services with the Company, the participant will be paid in cash the market value of the common shares represented by the DSUs. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.
As at December 31, 2018, the total liability outstanding related to these plans was $6 million (December 31, 2017 – $5 million), of which $4 million (December 31, 2017 – $3 million) is recorded in other liabilities and $2 million (December 31, 2017 – $2 million) is recorded in accounts payable and accrued liabilities.
Accumulated Other Comprehensive Loss

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Foreign currency translation loss on investment in foreign operations, net of tax of $(5) (December 31, 2017 – $(5))	$(159)	$(138)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2017 – $3)(1)	(8)	(8)
Actuarial loss on defined benefit pension obligation, net of tax of $9 (December 31, 2017 – $9)	(30)	(30)
Accumulated other comprehensive loss, net of tax	$(197)	$(176)

(1)	No net investment hedges were entered into during 2018 and 2017.
Amendment to Warrant Indenture
On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 by executing a Supplemental Warrant Indenture to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis, and receive common shares based on the in-the-money value of their warrants. The warrants expired on December 24, 2013. In 2013, a total of 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. As required under IFRS, for the year ended December 31, 2013, the cashless exercise of the warrants resulted in:

•	an increase in share capital of $298 million, representing the fair value on the date of exercise of the common shares issued in exchange for the in-the-money value of the warrants;

Exhibit 99.3

•	a decrease in contributed surplus of $35 million, representing the book value of the warrants recorded at the time of their issuance; and

•	a decrease in retained earnings of $263 million, reflecting the difference between these two amounts.
NOTE 15. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	2018	2017
Earnings available to common shareholders	$371	$436
Common shares (millions):
Weighted average number of common shares outstanding	86.5	86.2
Dilutive stock options(1)	0.4	0.4
Diluted number of common shares	86.9	86.6
Earnings per common share:
Basic	$4.29	$5.06
Diluted	4.27	5.03

(1)
Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. At year-end, there were 0.2 million stock options (December 31, 2017 – 0.1 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

Exhibit 99.3

NOTE 16. SUPPLEMENTAL CASH FLOW INFORMATION
Other items comprise:

(US $ millions)	Note	2018	2017
Stock-based compensation		$4	$4
Pension funding greater than expense		(2)	(3)
Cash interest paid greater than interest expense		—	(6)
Amortization of debt issue costs	12	2	2
Unrealized loss (gain) on outstanding forwards	18	3	(1)
Unrealized foreign exchange gain on translation of monetary balances		(9)	(4)
Other		(3)	—
		$(5)	$(8)
The net change in non-cash operating working capital balance comprises:

(US $ millions)	2018	2017
Cash provided by (used for):
Accounts receivable	$19	$(33)
Prepaids	(1)	(1)
Inventory	6	(37)
Accounts payable and accrued liabilities	28	53
	$52	$(18)
Cash interest and income taxes comprise:
(US $ millions)	2018	2017
Cash interest paid	$34	$42
Cash interest received	(4)	—
Cash taxes paid	126	3
Cash taxes recovered	(9)	(1)
The net change in financial liabilities comprises:

(US $ millions)	2018	2017
Long-term debt	$2	$(198)
Accrued interest on long-term debt	—	(6)
Net increase (decrease) in financial liabilities	$2	$(204)

Cash and non-cash movements in financial liabilities comprise:

(US $ millions)	2018	2017
Cash movements:
Repayment of debt	$—	$(200)
Interest paid	(34)	(42)
	(34)	(242)
Non-cash movements:
Amortization of debt issue costs	2	2
Interest expense	34	36
	36	38
Net increase (decrease) in financial liabilities	$2	$(204)
NOTE 17. CAPITAL MANAGEMENT
The capital of the Company consists of the components of equity and debt obligations. Norbord monitors its capital structure using two key measures of its relative debt position. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet. The two key measures used are defined as follows:
Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt consists of the principal value of long-term debt, including the current portion and bank advances (if any) less cash and cash equivalents. Consistent with the treatment under the Company’s financial covenants, letters of credit are included in net debt. Tangible net worth consists of shareholders’ equity, less certain adjustments.
Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Net debt is calculated, as outlined above, under net debt to capitalization, book basis. Market capitalization is the number of common shares outstanding at year-end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value.
NOTE 18. FINANCIAL INSTRUMENTS
Norbord has exposure to market, commodity price, interest rate, currency, counterparty credit and liquidity risks. Norbord’s primary risk management objective is to protect the Company’s balance sheet, earnings and cash flow.
Norbord’s financial risk management activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement, hedging limits, hedging products, authorization levels and reporting. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures. Gains and losses on these instruments are recognized in the same manner as the item being hedged. Hedge ineffectiveness, if any, is measured and included in current period earnings.
Market Risk
Norbord purchases commodity inputs, issues debt at fixed and floating interest rates, invests surplus cash, sells product, purchases inputs in foreign currencies and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, interest rates and foreign exchange rates, which affects the Company’s balance sheet, earnings and cash flows. The Company periodically uses derivatives as part of its overall financial risk management policy to manage certain exposures to market risk that result from these activities.

Exhibit 99.3

Commodity Price Risk
Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond Norbord’s control.
Norbord monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord’s commodity inputs, but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will lock in prices directly with its suppliers or, if unfeasible, purchase financial hedges where liquid markets exist.
At December 31, 2018, Norbord has economically hedged approximately 5% (December 31, 2017 – 6%) of its 2019 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 57% (2017 – 62%) of Norbord’s forecasted electricity consumption is purchased in regulated markets, and Norbord has hedged approximately 30% (December 31, 2017 – 43%) of its 2019 deregulated electricity consumption. While these contracts are derivatives, they are exempt from being accounted for as financial instruments as they are considered normal purchases for the purpose of consumption.
Interest Rate Risk
Norbord’s financing strategy is to access public and private capital markets to raise long-term core financing, and to utilize the banking market to provide committed standby credit facilities supporting its short-term cash flow needs. The Company has fixed-rate debt, which subjects it to interest rate price risk, and has floating-rate debt, which subjects it to interest rate cash flow risk. In addition, the Company invests surplus cash in bank deposits and short-term money market securities.
Currency Risk
Norbord’s primary foreign exchange exposure arises from the following sources:

•	net investments in foreign operations, limited to Norbord's investment in its European operations which transact in both Pounds Sterling and Euros;

•	Canadian dollar-denominated monetary assets and liabilities; and

•	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord's Canadian operations and Euro revenues in Norbord's UK operations.
Under the Company’s risk management policy, the Company may hedge up to 100% of its significant balance sheet foreign exchange exposures by entering into cross-currency swaps and forward foreign exchange contracts. The Company may also hedge a portion of future foreign currency-denominated cash flows, using forward foreign exchange contracts or options for periods of up to three years, in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar, or a weakening Euro versus the Pound Sterling. Refer to Non-Derivative Financial Instruments and Derivative Financial Instruments sections below.
Counterparty Credit Risk
Norbord invests surplus cash in bank deposits and short-term money market securities, sells its product to customers on standard market credit terms and uses derivatives to manage its market risk exposures. These activities expose the Company to counterparty credit risk that would result if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.
Norbord operates in a cyclical commodity business. Accounts receivable credit risk is mitigated through established credit management techniques, including conducting financial and other assessments to establish and monitor a customer’s creditworthiness, setting customer limits, monitoring exposures against these limits and, in some instances, purchasing credit insurance or obtaining trade letters of credit. At year-end, the key performance metrics on the Company’s accounts receivable are in line with prior years. As at December 31, 2018, the provision for doubtful accounts was less than $1 million (December 31, 2017 – less than $1 million). In 2018, Norbord had no customers (2017 – one customer) whose purchases represented greater than 10% of total sales.
Under an accounts receivable securitization program (note 3), Norbord has transferred substantially all of its present and future trade accounts receivable to a third-party trust, sponsored by a highly rated Canadian financial institution, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. At December 31, 2018, Norbord had no drawings (December 31, 2017 – no drawings) relating to this program. The fair value of the deferred purchase price approximates its carrying value as a result of the short accounts receivable collection cycle and negligible historical credit losses.

Exhibit 99.3

Surplus cash is only invested with counterparties meeting minimum credit quality requirements and concentration limits. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.
The Company’s maximum counterparty credit exposure at year-end consisted of the carrying amount of cash and cash equivalents and accounts receivable, which approximate fair value, and the fair value of derivative financial assets.
Liquidity Risk
Norbord strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.
At December 31, 2018, Norbord had $128 million in cash and cash equivalents, $125 million undrawn under its accounts receivable securitization program and $237 million in unutilized committed revolving bank lines.
Financial Liabilities
The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

						Payments Due by Year
(US $ millions)	2019	2020	2021	2022	2023	Thereafter	Total
Principal	$—	$240	$—	$—	$315	$—	$555
Interest	34	33	19	19	10	—	115
Long-term debt, including interest	$34	$273	$19	$19	$325	$—	$670
Note: The above table does not include pension and post-employment benefit plan obligations.
Non-Derivative Financial Instruments
The net book values and fair values of non-derivative financial instruments were as follows:

		Dec 31, 2018		Dec 31, 2017
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$128	$128	$241	$241
Accounts receivable	Amortised cost	149	149	174	174
Other assets	Amortised cost	4	4	2	2
		$281	$281	$417	$417
Financial liabilities:
Accounts payable and accrued liabilities	Amortised cost	$293	$293	$282	$282
Automatic share purchase plan accrual	Amortised cost	42	42	—	—
Long-term debt(1)	Amortised cost	555	556	555	597
Other liabilities	Amortised cost	34	34	29	29
		$924	$925	$866	$908

(1)	Principal value of long-term debt excluding debt issue costs of $5 million (2017 – $7 million) (note 8).
Derivative Financial Instruments
Canadian Dollar Monetary Hedge
At December 31, 2018, the Company had foreign currency forward contracts with various financial institutions representing a notional amount of C $143 million (December 31, 2017 – C $41 million) in place to sell US dollars and buy Canadian dollars with maturities in January 2019. The fair value of these contracts at year-end is an unrealized loss of $3 million (December 31, 2017 – an unrealized gain of $1 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at year-end and is included in other liabilities. In 2018, realized losses on the Company’s matured hedges were $3 million (2017 – gains of $4 million) and is included in earnings. A one-cent change in the exchange rate would result in a $1 million impact.

Exhibit 99.3

Euro Cash Flow Hedge
At year-end, the Company had foreign currency options representing a notional amount of €30 million (December 31, 2017 – €60 million) in place to buy Pounds Sterling and sell Euros with maturities between January 2019 and June 2019. The fair value of these contracts at year-end is an unrealized gain of less than $1 million (December 31, 2017 – less than $1 million). A one-cent change in the exchange rate would result in a less than $1 million impact.
Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged and are recorded in earnings as they occur.
NOTE 19. COMMITMENTS AND CONTINGENCIES
The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made against its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.
The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$37	$52	$47	$136
Operating leases	7	12	5	24
Reforestation obligations	1	1	—	2
	$45	$65	$52	$162
Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts.
NOTE 20. RELATED PARTY TRANSACTIONS
In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.
Brookfield
As at December 31, 2018, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.
Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. In 2018, the fees for services rendered were less than $1 million (2017 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2018, net sales of $92 million (2017 – $78 million) were made to Interex. At year-end, $2 million (December 31, 2017 – $3 million) due from Interex was included in accounts receivable. At year-end, the investment in Interex was less than $1 million (December 31, 2017 – less than $1 million) and is included in other assets.

Exhibit 99.3

Compensation of Key Management Personnel
The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2018	2017
Salaries, incentives and short-term benefits	$4	$4
Share-based awards	2	1
	$6	$5
NOTE 21. GEOGRAPHIC SEGMENTS
The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

	Note				2018
(US $ millions)		North America	Europe	Unallocated	Total
Sales		$1,907	$517	$—	$2,424
EBITDA(1)		570	86	(18)	638
Depreciation and amortization	5, 6	111	23	—	134
Additions to property, plant and equipment	5	186	19	—	205
Property, plant and equipment	5	1,159	243	—	1,402
					2017
(US $ millions)		North America	Europe	Unallocated	Total
Sales		$1,747	$430	$—	$2,177
EBITDA(1)		627	39	(10)	656
Depreciation and amortization	5, 6	94	13	—	107
Additions to property, plant and equipment	5	142	111	—	253
Property, plant and equipment	5	1,168	253	—	1,421

(1)
EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, interest income, income tax, depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.